

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2024

Jing Hu
Chief Executive Officer
AgiiPlus Inc.
Level B1, Building 3, No.1-10
Lane 1500, Kongjiang Rd.
Yangpu, Shanghai 200093
People's Republic of China

> **Re: AgiiPlus Inc.**
> **Amendment No. 6 to Registration Statement on Form F-1**
> **Filed January 26, 2024**
> **File No. 333-267461**

Dear Jing Hu:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 6 to Registration Statement on Form F-1 filed January 26, 2024

General

1. Please tell us how you concluded it is appropriate to continue to rely on the Frost & Sullivan Report regarding your standing in the work solution industry, given that the report is from November 2021 and the recent significant changes to your operations and business.

2. Please substantially revise throughout your prospectus, as appropriate, to more clearly reflect the significant changes to your operations and business as a result of recent economic conditions. As a non-exclusive example only, we note that your discussion under the heading Overview in each of the Prospectus Summary, MD&A, and Business sections indicates that the direct operating model is your primary line of business.

However, we note that since December 31, 2022 you have closed 56 Distrii workspaces operated under the direct operating model, with only one remaining, and cut your headcount by at least 31%. Further, we note that your discussion under the heading Recent Business Development on page 12 indicates that you are transitioning to the asset-light model going forward.

3. We note your disclosure on pages 57 and 129 that as of December 31, 2023, Agiiplus and its subsidiaries were involved in a total of approximately 154 labor disputes and that the maximum exposure is approximately US$1.7 million. Please tell us (i) what constitutes a "labor dispute" and (ii) the basis for your estimate of the maximum exposure. We may have additional comments after reviewing your response.

4. Given the recent significant changes to your operations and business, please revise your MD&A section under the heading Key Operating Data on page 84 and your Business section under the heading Operating Models of Distrii Workspaces on page 119 to provide information as of the most recent practicable date. Please also revise throughout your Business section to provide relevant metrics, such as number of customers/members, managed area, and foot traffic as of the most recent practicable date. Finally, please revise your Prospectus Summary consistent with the revisions to the MD&A and Business sections.

The Offering, page 23

5. Please revise to reconcile your disclosure regarding the lock-up period. More specifically, we note that on page 23 you state that you have agreed to a lock-up period of one year. However, elsewhere you state that you have agreed to a lock-up period of 180 days.

The equity interests of certain indirect subsidiaries of ours..., page 26

6. Please revise to indicate the type of contractual disputes underlying the court orders to freeze the equity interests of certain indirect subsidiaries of the company and certain bank accounts.

Some of AgiiPlus' material subsidiaries have failed to make adequate contributions..., page 56

7. We note your disclosure that your subsidiaries have failed to make adequate contributions to the social security and housing provident fund as required by PRC law, and may be subject to late payment fees, fines, and/or other penalties. To the extent estimable and material, please revise to quantify the amount of such contribution shortfall and the amount of late payment fees, fines, and/or other penalties.

Dilution, page 76

8. Please revise your narrative disclosures preceding your dilution calculation to also state that your pro forma net tangible book value as of June 30, 2023 also gives effect to the the automatic conversion of all of your redeemable preferred shares into 23,365,376 ordinary

shares in addition to the the 5,056,660 shares, anticipated to be issued to several individual and institutional investors upon the closing of the offering.

9.   We note that disclosures elsewhere with your filing indicates 14,524,927 shares outstanding as of June 30, 2023, the conversion of all your redeemable preferred shares into 23,365,376 ordinary shares and the 5,056,660 shares anticipated to be issued to several individual and institutional investors upon the closing of the offering.   The sum of such components equal 42,946,963 shares.   Please clarify and reconcile the difference between that amount to the 41,677,720 shares attributed to existing shareholders disclosed on page 77.   Your response should address how you calculated the 41,677,720 share amount.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 92

10.   We note you recognized approximately $371.4 million in restructuring and other related gains generated from the modification of right-of-use assets due to the change of lease contracts.   Please revise to enhance your disclosures to highlight the reasons and transactions that led to your recognition of the gain and the basis in GAAP you utilized to account for such transactions.   To the extent such gains are part of any restructuring activities, please clarify how your existing disclosures comply with the disclosure guidance outlined within SAB Topic 5P:4.

Liquidity and Capital Resources, page 97

11.   Given the continued restructuring efforts within the Company to move to an Asset-Light Model, slow macro-economic recovery in the China market, and other factors such as current litigation amounts exceeding revenues for the six months ended June 30, 2023 and certain equity interests of indirect subsidiaries being frozen due to litigation matters, please revise your disclosures to enhance and highlight how such factors have impacted your ability to generate and obtain adequate amounts of cash to meet your requirements on both the short and long term.   Your expanded discussion should outline available resources including whether you are relying upon external financing and the proceeds from this offering to meet your needs and how factors listed above could impact your ability to obtain such financing.   Reference is made to Item 303(b)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification.

Employees, page 129

12.   Given the recent significant reduction in your headcount, please revise to provide the number of your employees as of the most recent practicable date.

Index to Consolidated Financial Statements, page F-1

13.   We note your registration statement is an initial public offering and the current audited financial statements are older than 12 months. Please clarify how you complied with the

requirements outlined in paragraph A(4) of Item 8 of Form 20-F or revise accordingly to either update your audited financial statements or include the relevant representation as allowed under Step 2 within Instructions to Item 8.A.4 of Form 20-F, as an exhibit to the registration statement.

Exhibits

14. Please have counsel revise the legal opinion filed as Exhibit 5.1 to address whether the Resale Shares "are" legally issued, fully paid and non-assessable. Refer to Item II.B.2.h of Staff Legal Bulletin No. 19.

Please contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Guillaume de Sampigny